SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                          FORM 8-A

     FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
          Pursuant to Section 12(b) or (g) of the
              Securities Exchange Act of 1934



                      Ruddick Corporation
    (Exact Name of Registrant as Specified in its Charter)



              North Carolina                     56-0905940
(State of Incorporation or Organization)       (IRS Employer
                                            Identification Number)
      1800 Two First Union Center
        Charlotte, North Carolina                   28282
(Address of Principal Executive Offices)          (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: XX


     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:

     Securities Act registration statement file number to which this form relates:  N/A


     Securities to be registered pursuant to Section 12(b) of the Act:

   Title of Each Class to be so Registered    Name of Each Exchange on Which
                                              Each Class is to be Registered
    ------------------------------------       ---------------------------
  Rights to Purchase Series A Junior
   Participating Additional Preferred Stock     New York Stock Exchange


      Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                             (Title of Each Class)




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Item 1.        Description of Securities To Be Registered.

On November 16, 2000, the Board of Directors of our
Company, Ruddick Corporation, a North Carolina corporation, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend is payable on November 16, 2000 to the shareholders of record on that date. These Rights will replace rights to purchase Series A Junior Participating Additional Preferred Stock that expired on November 15, 2000.

The following description summarizes the specific terms
of the Rights Agreement between our Company and First Union National Bank, as the Rights Agent, dated November 16, 2000. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an exhibit to this Registration Statement
on Form 8-A.   A copy of the agreement is available free of
charge from our Company.

The Rights. Our Board authorized the issuance of a Right with respect to each outstanding share of common stock on November 16, 2000. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after November 16, 2000 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series A Junior Participating Additional Preferred Stock ("Preferred Share") for a purchase price of $60, once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability.  The Rights will not be exercisable until

 * 10 days after the public announcement that a person or group has become an "Acquiring Person" by obtaining beneficial ownership of 20% or more of our outstanding common stock, or, if earlier,

 * 10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

     We refer to the date when the Rights become exercisable as the "Distribution Date." Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

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


     Our Board may reduce the threshold at which a person or group becomes an Acquiring Person from 20% to not less than 10% of the outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person.

 * Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $60.00, purchase shares of our common stock with a market value of $120.00, based on the market price of the common stock prior to such acquisition.

 * Flip Over. If our Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for $60.00, purchase shares of the acquiring corporation with a market value of $120.00 based on the market price of the acquiring corporation's stock, prior to such merger.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

 * will not be redeemable.

 * will entitle holders to quarterly dividend payments of $.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

 * will entitle holders upon liquidation either to receive $1.00, or an amount equal to the payment made on one share of common stock, whichever is greater.

 * will have the same voting power as one share of common stock.

 * if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights will expire on November 16, 2010.

Redemption. Our Board may redeem the Rights for $.01 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.01 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.


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

Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights. However, our Board may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding common stock. In addition, the Board may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

Item 2.        Exhibits.

              4.1 Rights Agreement, dated as of November 16, 2000, between Ruddick Corporation and First Union National Bank, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B.


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                               SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 15, 2000
                              RUDDICK CORPORATION
                              By: /s/ JOHN WOODLIEF
                                   Name:  John Woodlief
                                   Title: Vice President




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                            EXHIBIT LIST

          4.1 Rights Agreement, dated as of November 16, 2000, between Ruddick Corporation and First Union National Bank, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B.


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